Exhibit 99.1

Press Release

RedHill Divests Talicia® to Apotex for $18 Million Cash

Upfront Plus Milestones to Fuel Strategic Growth Opportunities

Executes a major step in RedHill’s strategic roadmap to fundamentally reposition the Company’s commercial business toward new and larger product opportunities, revenue growth and an accelerated path toward operational profitability

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Realizes substantial value from RedHill’s 70% stake in Talicia, currently held within a shared ownership and economic structure, while immediately creating a stronger liquidity position and fully funding the next major steps in RedHill’s transformational commercial expansion

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Under the terms of the agreement, Apotex will pay RedHill an upfront payment of $18 million plus up to an additional $35 million in potential worldwide net sales milestone payments

RALEIGH, N.C., and TEL-AVIV, Israel, August 31, 2026 -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced the divestment of its Talicia business to a subsidiary of Apotex Health Corp. (TSX: APTX) (“Apotex”) for an upfront payment of $18 million plus up to an additional $35 million in potential payments based on worldwide net sales milestones.

“This transaction is a pivotal milestone for RedHill. We are converting our 70% stake in Talicia into immediate capital, significantly stronger liquidity and meaningful potential upside, while fully funding the next major step in our commercial business expansion. I want to thank the RedHill team for developing and positioning this important product for success, targeting H. pylori infection, the main cause of gastric cancer and stomach ulcers,” said Dror Ben-Asher, RedHill’s Chief Executive Officer. “We are confident that given its proven capabilities, Apotex is the right home to grow Talicia globally. We thank Apotex for their partnership on the successful conclusion of this transaction, which unlocks the resources needed to scale RedHill’s existing gastrointestinal (GI) commercial franchise into a stronger and larger one, including new, high-value, FDA-approved product opportunities intended to drive sustained growth and accelerate our path toward operational profitability.”

Under the terms of the agreement, RedHill received $18 million in cash and has the potential to receive up to an additional $35 million in payments based on worldwide net sales milestones from Apotex. In return, Apotex will receive RedHill’s 70% interest in Talicia, following Apotex’s prior acquisition of Cumberland Pharmaceuticals Inc.’s U.S. branded business, which included Cumberland Pharmaceuticals Inc.’s 30% ownership in Talicia.

RedHill was advised by Morningstar Law Group and Greenberg Traurig LLP on this transaction.

About RedHill Biopharma

RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on U.S. development and commercialization of drugs for gastrointestinal diseases, infectious diseases and oncology. RedHill's key clinical late-stage development programs include: (i) opaganib (ABC294640), a first-in-class, orally administered sphingosine kinase-2 (SPHK2) selective inhibitor with anti-inflammatory, antiviral, metabolic and anticancer activity, targeting multiple indications with a track record of U.S. government and academic collaborations intended for medical countermeasure development including for EVD, radiation exposure indications such as GI-Acute Radiation Syndrome (GI-ARS), an ongoing Phase 2 study in prostate cancer in combination with darolutamide and a Phase 2/3 program for hospitalized COVID-19; (ii) RHB-102 (Bekinda®), with a planned Phase 2 proof-of-concept study for GLP-1/GIP receptor agonist-associated GI intolerance, positive results from a U.S. Phase 3 study for acute gastroenteritis and gastritis, positive results from a U.S. Phase 2 study for IBS-D and potential UK submission for chemotherapy and radiotherapy induced nausea and vomiting. RHB-102 is partnered with Hyloris Pharmaceuticals (EBR: HYL) for worldwide development and commercialization outside North America; (iii) RHB-204, a next-generation optimized formulation of RHB-104, with a planned Phase 2 study for Crohn's disease (based on RHB-104's positive Phase 3 Crohn's disease study results); and (iv) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness, including COVID-19 and also targeting multiple cancer and inflammatory gastrointestinal diseases.

More information about the Company is available at www.redhillbio.com / X.com/RedHillBio.

About Apotex

Apotex is a Canadian-based global health company. Apotex improves everyday access to affordable, innovative medicines and health products for millions of people around the world, with a broad portfolio of generic, biosimilar, and innovative branded pharmaceuticals, and consumer health products. Headquartered in Toronto, with regional offices globally, including in the United States, Mexico, and India, Apotex is the largest Canadian-based pharmaceutical company and a health partner of choice for the Americas for pharmaceutical licensing and product acquisitions.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and may discuss investment opportunities, stock analysis, financial performance, investor relations, and market trends. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words, and include, among others, statements regarding the divestment of Talicia and the potential use of the proceeds of that sale; the Company’s ability to acquire or develop new products, expected revenue growth, the Company’s anticipated path toward operational profitability, and the Company’s strategic plans for its commercial business. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation: the risk that the divestment of Talicia does not result in any planned asset acquisitions, or that any such acquisitions are not commercially successful; the risk that proceeds from the transaction are insufficient to fund the Company’s strategic plans or that such plans do not achieve the anticipated results; the risk that opaganib is not accepted into Ebola virus disease control programs, or if accepted, that it does not demonstrate efficacy; the risk that development of RHB-204 for Crohn’s disease may not be completed, or if completed may not be approved or may not achieve commercial success; the risk that opaganib is not effective against the indications for which we develop our products; the risk that RHB-102 (Bekinda) does not effectively reduce GLP-1/GIP-related nausea, vomiting and diarrhea; the risk regarding the Company's ability to regain and maintain compliance with Nasdaq's listing requirements, including the minimum bid price requirement; the risk that the addition of new revenue generating products or out-licensing transactions will not occur; the risk that the Company will not receive future milestone payments under its existing agreements, including under the Apotex agreement, or that they will be less than anticipated; the risk of current uncertainty regarding U.S. government research and development funding and that the U.S. government is under no obligation to continue to support development of our products and can cease such support at any time; the risk that acceptance onto the RNCP Product Development Pipeline or other governmental and non-governmental development programs will not guarantee ongoing development or that any such development will not be completed or successful; the risk that the FDA does not agree with the Company's proposed development plans for its programs; the risk that the Company's development programs and studies may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional studies may be required; the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of any necessary commercial companion diagnostics; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (vii) the interpretation of the properties and characteristics of the Company's therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (viii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (ix) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (x) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xi) the Company’s ability to collect on its judgement against Kukbo; (xii) estimates of the Company's expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company's industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on April 27, 2026. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate & Business Development Officer RedHill Biopharma adi@redhillbio.com

Category: Corporate